WEA INVESTMENT **S**ERVICES**, I**NC**.**

FINANCIAL REPORT

December 31, 2024



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SEC FILE NUMBER
8-65926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WEA Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

660 John Nolen Drive
(No. and Street)

Madison	WI	53713
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Hoffmann	608-709-4537	mhoffmann@weabenefits.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP, CPAs
(Name – if individual, state last, first, and middle name)

141 W. Jackson Boulevard	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Hoffmann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WEA Investment Services, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Vice President & Treasurer

[signature]

Notary Public

KRISTINA SCHILLER NOTARY PUBLIC STATE OF WISCONSIN

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors, and Stockholder
of WEA Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WEA Investment Services, Inc. (the "Company") as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of WEA Investment Services, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WEA Investment Services, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WEA Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of WEA Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of WEA Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

We have served as WEA Investment Services, Inc.'s auditor since 2017.
Chicago, Illinois
February 19, 2025

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash and cash equivalents	$	**78,817**
Receivables from affiliate		**21,872**
Other assets		**13,333**
Total assets	$	**114,022**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Payable to affiliates	$	**10,758**
Income taxes payable		**196**
Total liabilities		**10,954**

Stockholder's equity:

Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 1,000 shares	**1,000**
Additional paid-in capital	**49,000**
Retained earnings	**53,068**
Total stockholder's equity	**103,068**

Total liabilities and stockholder's equity	$	**114,022**

WEA Investment Services, Inc.

STATEMENT OF INCOME
Year Ended December 31, 2024

INCOME

Service fees earned	$	178,400
Interest income		2,605
		181,005

OPERATING EXPENSES

Regulatory fees and expenses	23,076
Professional service fees	46,800
Audit fees	17,650
Allocated expenses from affiliates	69,595
Technology, data, and communication costs	18,998
Other expenses	4,310
	180,429

Net income before income taxes		576
Income tax expense		137
Net income	$	439

WEA INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2024

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at December 31, 2023	1,000	$ 1,000	$ 49,000	$ 52,629	$ 102,629
Net income	-	-	-	439	439
Balances at December 31, 2024	1,000	$ 1,000	$ 49,000	$ 53,068	$ 103,068

See Notes to Financial Statements.

WEA INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

Cash flows from operating activities:		
Net income	$	439
Adjustments to reconcile net income to net cash provided by		
(used in) operating activities:		
(Increase) decrease in operating assets:		
Receivable from affiliates		3,415
Income taxes recoverable		-
Other assets		263
Increase (decrease) in operating liabilities:		
Income taxes payable		67
Payable to affiliates		(2,789)
Net cash provided by (used in) operating activities		1,395
Net change in cash and cash equivalents		1,395
Cash and cash equivalents at beginning of the period		77,422
Cash and cash equivalents at end of the period	$	78,817
Cash Paid for Income Tax	$	200

NOTES TO FINANCIAL STATEMENTS

Note 1 ~ Nature of Business

Nature of Business. WEA Investment Services, Inc. (the Company), a wholly-owned subsidiary of the WEA Member Benefit Trust, was organized for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

Subsequent Events. Subsequent events were evaluated through February 19, 2025, which is the date the financial statements were available to be issued. There were no material subsequent events.

Note 2 ~ Summary of Significant Accounting Policies

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents consist of cash in a checking account. Cash and cash equivalents are carried at cost, which approximates market value.

Service Fees. The Company recognized revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers*. Service fees are received from affiliated entities for brokerage services provided. The performance obligation is satisfied over time as services are provided. Revenue is estimated monthly based on an amount expected to be earned and is finalized annually based on the actual cost of services provided.

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes. The Company files federal and Wisconsin income tax returns. The Company does not have any significant deferred income taxes on temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates and has not identified any significant uncertain tax positions.

Financial Instruments – Credit Losses. ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, requires an entity to consider historical experience, current conditions, and reasonable supportable forecasts in developing its estimated credit losses expected to occur over the remaining life of assets measured, either collectively or individually. Management determined ASU 2016-13 did not have a material impact on the Company's Financial Statements. At December 31, 2024, the Company had not recorded any allowance for expected credit losses.

Segment Reporting. The Company is engaged in a single line of business as a securities broker-dealer, which was organized for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income

to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and the CODM manages the business activities using information of the Company as a whole. Therefore, the Company is considered a single reportable segment. The operating revenue and expenses for the entire segment are reflected in the Statement of Income. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total service fees earned from two related entities in 2024.

Note 3 ~ Related Party Transactions

The WEA Member Benefit Trust (the parent organization) and the WEA Tax Sheltered Annuity Trust were created by the Wisconsin Education Association. Members of the Board of Trustees of the WEA Member Benefit Trust are identical to those of the WEA Tax Sheltered Annuity Trust. In addition, the WEA Member Benefit Trust has formed three other wholly owned subsidiaries, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company, WEA Financial Advisors, Inc., a registered investment advisor, and WEA Member Benefit Agency, LLC, a single member LLC. WEA Member Benefits Foundation, Inc. was formed in 2019 as a 501(c)(3) public charity to support public education, public educators, and the communities they serve. The organizations are all under common control within a holding company system.

To minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Property & Casualty Insurance Company, WEA Tax Sheltered Annuity Trust, and WEA Member Benefit Trust to the extent necessary to maintain proper and complete records and administration of the organizations. The total costs of shared operations are prorated based on cost studies performed on an annual basis. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made.

Total service fee revenue from related parties was $178,400 for the year ended December 31, 2024.

Total expenses allocated to the Company from the entities above for the year ended December 31, 2024, were $69,595, including employee salaries and related expenses of $8,784 for accounting services and $60,811 for compliance services.

Amounts due from (to) affiliates at December 31, 2024:

WEA Tax Sheltered Annuity Trust	$ 21,872
WEA Member Benefit Trust	(2,528)
WEA Property & Casualty Insurance Company	(8,230)
	$ 11,114

NOTES TO FINANCIAL STATEMENTS

Note 4 ~ Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $67,863, which was $62,863 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2024, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

Note 5 ~ Liabilities Subordinated to General Creditors

There were no liabilities subordinated to general creditors as of December 31, 2024, and there were no changes during the year then ended.

Note 6 ~ Income Taxes

The Company files federal and Wisconsin income tax returns. The major differences between the financial statement and taxable income are non-deductible meals and entertainment. Federal and state income tax expenses were $137 for the year ended December 31, 2024. Tax years 2021 through 2023 remain subject to federal and state examination.

SUPPLEMENTAL SCHEDULES

WEA INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2024

AGGREGATE INDEBTEDNESS

Income Taxes Payable	196
Payable to affiliates	10,758
Total aggregate indebtedness	$ 10,954
Minimum required net capital	$ 5,000

NET CAPITAL

Stockholder's equity	$ 103,068
Deductions:	
Receivables from affiliates	21,872
Other assets	13,333
	35,205
Net capital	67,863
Minimum required net capital	5,000
Capital in excess of minimum requirement	$ 62,863
Ratio of aggregate indebtedness to net capital	0.16 to 1

No material differences between the above computation and the Company's corresponding unaudited Form FOCUS part IIA as of December 31, 2024.

WEA Investment Services, Inc.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2024

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2024

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
REQUIREMENTS UNDER SECTION 78ccc(a)(2)(A)(ii)
December 31, 2024

Under Section 78ccc(a)(2)(A)(ii), the Company is excluded from membership in the SIPC.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors, and Stockholder of
WEA Investment Services, Inc.

We have reviewed management's statements, included in the accompanying WEA Investment Services, Inc. Exemption Report, in which (1) WEA Investment Services, Inc. (the "Company") identified the following provisions 17 C.F.R. §240.15c3-3 under which the company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) and (2) The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 19, 2025

WEA Investment Services, Inc.

**EXEMPTION REPORT**

WEA Investment Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2024, without exception.

WEA Investment Services, Inc.

I, Boyd Bender, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Boyd Bender
President

February 19, 2025